SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 2,425,361 Net interest income 872,068 Loans and accounts receivables from customers and banks, net 39,653,229 Net fee and commission income 248,520 Loans and accounts receivables from customers at fair value, net 172,341 Result from financial operations 109,902 Financial instruments 8,702,389 Total operating income 1,230,490 Financial derivative contracts 11,145,285 Provision for loan losses (235,461) Other asset ítems 4,417,351 Support expenses (405,690) Total assets 66,515,956 Other results (26,556) Income before tax 562,783 Principal liabilities MCh$ Income tax expense (85,421) Deposits and other demand liabilities 13,118,075 Net income for the period 477,362 Time deposits and other time liabilities 16,785,759 Issued debt and regulatory capital instruments 10,715,814 Attributable to: Financial derivative contracts 11,204,650 Equity holders of the Bank 470,200 Other liabilities ítems 10,102,006 Non-controlling interest 7,162 Total equity 4,589,652 Total liabilities and Equity 66,515,956 Equity attributable to: Equity holders of the Bank 4,478,960 Non-controlling interest 110,692 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of May 31, 2025 The principal balances and results accumulated for the period ending May 2025 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ROMAN BLANCO R. Chief Accounting Officer Chief Executive Officer

Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Mayo de 2025

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Mayo de 2025 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	**MM$**
Efectivo y depósitos en bancos	2.425.361
Créditos y cuentas por cobrar a clientes y bancos	39.653.229
Créditos y cuentas por cobrar a clientes a valor razonable	172.341
Instrumentos financieros	8.702.389
Contratos de derivados financieros	11.145.285
Otros rubros del activo	4.417.351
Total Activos	**66.515.956**

Principales rubros del pasivo	**MM$**
Depósitos y otras obligaciones a la vista	13.118.075
Depósitos y otras captaciones a plazo	16.785.759
Instrumentos de deuda y capital regulatorio emitidos	10.715.814
Contratos de derivados financieros	11.204.650
Otros rubros del pasivo	10.102.006
Total patrimonio	4.589.652
Total Pasivos y Patrimonio	**66.515.956**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.478.960
Interés no controlador	110.692

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	**MM$**
Ingresos netos por intereses y reajustes	872.068
Ingresos netos de comisiones	248.520
Resultado de operaciones financieras	109.902
Total ingresos operacionales	**1.230.490**
Gasto de pérdidas crediticias	(235.461)
Gastos de apoyo	(405.690)
Otros resultados	(26.556)
Resultado antes de impuesto	**562.783**
Impuesto a la renta	(85.421)
Utilidad consolidada del periodo	**477.362**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	470.200
Interés no controlador	7.162
	872.068

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence, ¿Qué podemos hacer por ti hoy?